June 27, 2018

Anne Waleski
Executive Vice President and Chief Financial Officer
Markel Corp
4521 Highlwoods Parkway
Glen Allen, Virginia 23060-6148

       Re: Markel Corp
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-15811

Dear Ms. Waleski:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
9. Unpaid Losses and Loss Adjustment Expenses
b) Loss Development Information , page 72

1. Your loss development tables on pages 73-75 imply favorable loss development in 2017 of $229.1 million for the US Insurance segment and $105.3 million for the International
      Insurance segment with the Reinsurance segment experiencing unfavorable loss development of $85.4 million. In the aggregate, these segments appear to have generated a reserve release of $249.0 million in 2017, as compared to a reserve release of $497.6 million shown in the three-year roll forward on page 69. In addition, the table on page 127 shows favorable loss development of $301.9 million for the US Insurance segment and
      $198.7 million for the International Insurance segment and unfavorable loss development
 Anne Waleski
Markel Corp
June 27, 2018
Page 2
         for the Reinsurance segment of $7.8 million. Please provide us with a reconciliation of these different loss development amounts that includes an explanation and quantification for each reconciling item.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.

FirstName LastNameAnne Waleski
Comapany NameMarkel Corp
                                                             Division of
Corporation Finance
June 27, 2018 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName